Exhibits

Exhibit 4.17

Conformed Copy

Date : 30 March 2004

Andrew Hunt

The Interim Partnership

14 Hays Mews

London W1J 5PT

Dear Andrew

NON-EXECUTIVE DIRECTORSHIP

I am writing on behalf of the Board of Directors and in accordance with recommended principles on corporate governance to confirm the arrangements we have discussed with regard to the variation of the terms of your appointment as a non-executive director of Baltimore Technologies Plc (the “Company”) and your appointment as chairman of the Company’s Remuneration Committee and Nomination Committee. The terms of this letter supersede the terms of your appointment letter dated 4 December 2003. It is agreed that this is a contract for services and is not a contract of employment.

1.	Term Of Office

1.1	Your appointment as a director is in accordance with the Articles of Association of the Company and subject, in particular, to the provisions dealing with retirement by rotation. If you have any queries about the Articles please do not hesitate to contact me. Your appointment which is contingent on satisfactory performance will automatically cease in the event that you are not re-elected as a director by the shareholders of the Company or if for any reason you become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company.

If the Company is taken over, your period of appointment will terminate when the bid becomes or is declared unconditional as to acceptances. You will also resign as a director at that time if asked to do so by the Board.

1.2	Subject to these provisions, your appointment will continue for an initial term of three years, unless otherwise terminated earlier by and at the discretion of either party on three months notice in writing. We do not undertake to renew your appointment but confirm that your appointment for a further period is open to review.

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1.3	Nothing in this letter should be taken to exclude or vary the terms of our Articles as they apply to you and, as a member of the Board, you will share with all directors equal responsibility for the direction of the Company and the Group. Please feel free to raise any issues either with myself or at any Board Meeting. There are generally 4 Board Meetings in each year.

2.	Fees

You will be entitled to a fee at the rate of £30,000 per annum which fee will be retrospective to the beginning of your appointment on 4 December 2003. The fee will be payable in 12 equal instalments in arrears by the last day of each month and will be subject to an annual review by the Board.

On the termination of your appointment on notice, you will be paid your director’s fees on a pro-rata basis, to the extent that they are unpaid, up to the date of termination. Early termination or termination in the circumstances outlined in clause 1.2, will not give rise to any right to compensation.

3.	Expenses

You will be entitled to be reimbursed reasonable expenses incurred in performing your duties on production by you of appropriate vouchers and receipts.

Expenses would include legal and other fees which may arise should you feel it necessary for you to seek independent legal advice about the performance of your duties. The circumstances in which this might occur may be difficult; if you are minded to seek such advice I would expect you to discuss the issue in advance either with me or, in my absence, another of the Company’s non-executive directors before taking such advice and incurring such expenses.

You will be covered by and required to participate in the Company’s directors’ and officers’ liability insurance as amended from time to time. Details of the current policy can be obtained from the Company Secretary.

4.	Duties

4.1	As a non-executive director you will be expected to exercise the general fiduciary duties and duties of care and confidentiality expected of every director, and in accordance with the principles outlined in the Combined Code of Good Governance and Best Practice (which forms part of the Listing Rules of the London Stock Exchange plc) as amended from time to time. In particular as a non-executive director you are expected to exercise independence on all issues discussed at Board or Committee level, including on issues relating to strategy, performance and financial matters such as:

(a)	development of strategy;

(b)	performance of the Company’s management in meeting agreed goals and objectives and monitoring the reporting of performance;

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(c)	ensuring that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

(d)	determining appropriate levels of remuneration of executive directors;

(e)	present and future availability and use of resources;

(f)	standards of conduct on the Board and in the Company generally;

(g)	approval of the Group’s annual budget;

(h)	shareholder relations (in the widest sense) including London Stock Exchange and Companies Act 1985 compliance;

(i)	acquisitions or disposal of any companies, investments or businesses which are significant in nature in the context of the Group as a whole;

(j)	appointment or removal of senior management and directors of the Company; and

(k)	appointment or removal of the Company Secretary.

You will be required to accept responsibility, publicly and, where necessary, in writing:-

(a)	when required to do so under the Companies Acts or the Financial Services and Markets Act 2000;

(b)	when required to do so by the rules of the London Stock Exchange and under the Combined Code;

(c)	when required to do so by the terms of the City Code on Take-Overs and Mergers; and

(d)	in any event, in the terms set out in the statement of Adherence to Directors’ Responsibilities which will be printed in the Company’s Accounts.

4.2	Overall, you should anticipate a time commitment of 16 days per year. This will include attending Board Meetings (which will be notified to you in writing or by telephone). You will also chair the Company’s Remuneration Committee and Nomination Committee. As you know, these Committees have powers and responsibilities to meet in accordance with arrangements determined by the Board from time to time. Any alteration of membership of the committees on which you sit will be discussed with you in advance. You are also required to attend all AGM’s and all EGM’s during your appointment and to attend meetings with shareholders when required to do so. You will also be expected to devote appropriate preparation time ahead of meetings.

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4.3	By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role.

4.4	During the term of your appointment as non-executive director you must comply with the Listing Rules published from time to time by the UK Listing Authority, the provisions of the Model Code (as amended from time to time) and any code as may from time to time be adopted by the Company or its holding company on directors conduct or dealings in securities as the Company. You must also comply with all requirements, recommendations or regulations of the Companies Acts 1985 and 1989, the Criminal Justice Act 1993, the Financial Services and Markets Act 2000 (or any other statutory re-enactment or modification of any such Acts) and the rules and guidance of the London Stock Exchange, as amended from time to time. For these purposes your holdings will include that of any person who is a connected person with you within the meaning of s346 of the Companies Act 1985 as amended.

5.	Outside Interests

5.1	I understand that you have business interests and other directorships other than those in the Company, which are of considerable benefit and enable you to make a full contribution to the work of the Board. However, we would not expect you to accept any appointment or hold any other interests or shareholding which might cause a conflict of interest with your duties to the Group. If at any time you foresee any potential areas of conflict I would be obliged if you would contact me to discuss the situation.

5.2	In any event you must disclose any other potential directorships, shares in other companies or interests in contracts with any company as soon as possible including those covered by Section 324 (as extended to Section 328) of the Companies Act 1985. This restriction does not apply to shareholdings held for investment purposes only where the shares concerned are quoted or dealt in on a recognised investment exchange and represent 3% or less of the issued share of the class concerned save that, in relation to any company engaged in the same field in which any member of the Group operates, such shareholding will need to be disclosed to the Board and its prior written consent obtained.

6.	Confidential Information

6.1	You must not without my prior clearance, unless required to do so by law, the London Stock Exchange or the Panel on Takeovers and Mergers, either during the continuation of your appointment or at any time after its cessation, for any reason directly or indirectly divulge or use or exploit (other than for the purposes of performing your duties to the Company or any member of the Group) to any person or persons whatsoever any trade secret, confidential information or other information concerning the business, technical processes, designs, services provided and/or the products sold, marketed or under development by the Company or any Group member or customers agents, suppliers or distributors of the Company or other member of the Group or of

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any third party for which any member of the Group is responsible or in respect of which any member of the Group has an obligation not to disclose of which you may, in the course of your appointment, become aware and you are required to use your best endeavours to prevent unauthorised publication, disclosure, use or exploitation of any such trade secrets or information. These restrictions will cease to apply to information which may have come into the public domain other than through an unauthorised disclosure by you or which constitutes protected disclosure under Part IVA Employment Rights Act 1996, as may be amended from time to time.

6.2	Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or the Company Secretary.

6.3	You agree and acknowledge that title and all copyrights design rights database rights and other intellectual property rights whatsoever in all works, including correspondence, reports and documents you prepare as a result of the performance of your duties as a non-executive director on behalf of the Company, will at all times be the absolute property of the Company and you hereby assign these to the Company with the intention that all such rights shall vest in the Company immediately on the creation devising or making of each of the works to which they relate and hereby unconditionally and irrevocably waive all rights arising under Chapter IV of Part I of the Copyright Designs and Patents Act 1988 (as amended from time to time) in respect of all copyright works so created.

6.4	On termination of your appointment, for whatever reason, you must promptly return to the Company or its authorised representative all property (including but without limitation) all documents, listings, keys, correspondence, security or charge cards or discs, tapes, credit cards, mobile phone, computer, computer peripherals, communications equipment, software, electronic documents, data files or other equipment, items or information in your possession or under your control which are the property of the Company or any other member of the Group or which relate in any way to the business or affairs or customers of the Company or any other member of the Group and all copies thereof regardless of the medium on which such copies are stored or held. In respect of any such items or information held on any computer software data files or other equipment belonging to you, you are required to delete any such items and information and all copies immediately on termination of your appointment.

We all look forward to your contribution to our business and to working with you in the years ahead. If you require any further information on the business or affairs of the Group, please let me know.

I would be grateful if you would confirm your acceptance of the terms of your appointment by signing and returning the attached copy letter.

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Yours sincerely,

Bijan Khezri

Chairman

BALTIMORE TECHNOLOGIES PLC

I have read this letter and accept the appointment on the terms detailed above.

Signature: Andrew Hunt	Date: 30/03/04

Name: Andrew Hunt